UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

Genpact Limited

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G3922B107

(CUSIP Number)

Glory Investments B Limited Suite 110, 10th Floor Ebene Heights Building 34 Ebene Cybercity Ebene, Mauritius (230) 468 1320	GIC Private Limited 168, Robinson Road #37-01, Capital Tower Singapore 068912 +65 6889 8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: Glory Investments A Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0651998
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: Glory Investments B Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0652001
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: Glory Investments IV Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-1067044
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: Glory Investments IV-B Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 39-2079858
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: GIC Private Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: GIC Special Investments Pte. Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G3922B107	13D

1	NAME OF REPORTING PERSON: Twickenham Investment Private Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 6 to Schedule 13D relates to common shares, par value $0.01 per share (the “Common Shares”) of the Issuer and amends the initial statement on Schedule 13D filed on November 5, 2012, as amended and supplemented by Amendment No. 1 filed on August 18, 2017, Amendment No. 2 filed on November 20, 2017, Amendment No. 3 filed on February 19, 2019, Amendment No. 4 filed on May 28, 2019, and Amendment No. 5 filed on August 19, 2019 filed jointly by each of Glory Investments A Limited, a Mauritius public company limited by shares (“Glory A”), Glory Investments B Limited, a Mauritius public company limited by shares (“Glory B”), Glory Investments IV Limited, a Mauritius private company limited by shares (“Glory IV”), Glory Investments IV-B Limited, a Mauritius private company limited by shares (“Glory IV-B”), RGIP, LP, a Delaware limited partnership, GIC Private Limited, a private company limited by shares organized under the laws of the Republic of Singapore (“GIC”), GIC Special Investments Pte. Ltd., a private company limited by shares organized under the laws of the Republic of Singapore (“GICSI”), and Twickenham Investment Private Limited, a private company limited by shares organized under the laws of the Republic of Singapore (“Twickenham”), (Glory A, Glory B, Glory IV, Glory IV-B, GIC, GICSI and Twickenham, each a “Reporting Person” and, collectively, the “Reporting Persons”) relating to the Common Shares (the “Initial Statement” and, together with this Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. Glory A, Glory B, Glory IV and Glory IV-B are collectively referred to herein as the “Glory Entities”.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended as follows:

(c) With respect to each of the Reporting Persons, the names of each of (i) the executive officers and directors of such Reporting Person and (ii) the person(s) controlling such Reporting Person, and their respective principal business address, principal business, occupation and citizenship (as applicable), are provided on Schedule A to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b) The information required in these paragraphs with respect to each of the Reporting Persons is set forth in Rows 7 through 13 of the cover pages to this Schedule 13D and Item 2(b) and is incorporated herein by reference. Because the Glory Entities and Twickenham are party to the Investor Agreement, and by virtue of the nature of the transaction contemplated therein (as described in Item 4), (i) the Genpact Investors could be deemed to be a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Shares, and (ii) each of the Genpact Investors and the other persons identified in Item 2(b) may be deemed to beneficially own all of the Common Shares beneficially owned by one another. As noted in Item 2, each of the Reporting Persons disclaims beneficial ownership of any Common Shares beneficially owned by any of the other Reporting Persons or any other person. The Reporting Persons hold an aggregate of zero Common Shares.

Twickenham is controlled and managed by GICSI, which is in turn wholly-owned by GIC. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, GIC and GICSI may be deemed to beneficially own all of the Common Shares beneficially owned by Twickenham.

(c) On November 26, 2019, Glory A, Glory B, Glory IV, Glory IV-B and Twickenham (collectively, the “Selling Shareholders”) collectively sold 15,430,841 Common Shares in an underwritten public offering, as further described in Item 6 below. The Common Shares sold by Twickenham included 230,975 Common Shares transferred to it by GIC on November 21, 2019 for no additional consideration.

(d) Not Applicable.

(e) See above.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Underwriting Agreement

On November 21, 2019, the Selling Shareholders entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer and Goldman Sachs & Co. LLC (the “Underwriter”), pursuant to which the Underwriter agreed to purchase an aggregate of 15,430,841 Common Shares from the Selling Shareholders at a price of $39.865 per share. The transaction closed on November 26, 2019. The Selling Shareholders sold the following Common Shares pursuant to the Underwriting Agreement:

Selling Shareholder	Number of Common Shares Sold
Glory A	3,596,840
Glory B	8,868,930
Glory IV	418,700
Glory IV-B	31,534
Twickenham	2,514,837

The summary of the Underwriting Agreement contained in this Item 6 is qualified in its entirety by reference to the Underwriting Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit R	Underwriting Agreement, dated November 21, 2019, by and among the Issuer, the Selling Shareholders and the Underwriter (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2019

Glory Investments A Limited

By:	/s/ Numesh Nunkoo
Name: Numesh Nunkoo
Title: Director

Glory Investments B Limited

By:	/s/ Numesh Nunkoo
Name: Numesh Nunkoo
Title: Director

Glory Investments IV Limited

By:	/s/ Numesh Nunkoo
Name: Numesh Nunkoo
Title: Director

Glory Investments IV-B Limited

By:	/s/ Numesh Nunkoo
Name: Numesh Nunkoo
Title: Director

GIC Private Limited

By:	/s/ Celine Loh Sze Ling
Name: Celine Loh Sze Ling
Title: Senior Vice President

By:	/s/ Toh Tze Meng
Name: Toh Tze Meng
Title: Senior Vice President

GIC Special Investments Pte. Ltd.

By:	/s/ Chan Hoe Yin
Name: Chan Hoe Yin
Title: Director

Twickenham Investment Private Limited

By:	/s/ Amit Kunal
Name: Amit Kunal
Title: Director

SCHEDULE A

Executive Officers, Directors and Control Persons of the Reporting Persons

The following are each of the directors of Glory Investments A Limited, Glory Investments B Limited, Glory Investments IV Limited and Glory Investments IV-B Limited:

•

Heerdaye Jugbandhan, Fellow of the Association of Chartered Certified Accountants – UK, member of Chartered Institute of Securities & Investment – UK, International Fiscal Association and Mauritius Institute of Directors, Bain Capital Mauritius, Suite 110, 10th Floor Ebene Heights Building, 34 Ebene Cybercity Ebene, Mauritius

•

Numesh Nunkoo, Member of the Association of Chartered Certified Accountants – UK, member of Chartered Institute of Securities & Investment – UK, Mauritius Institute of Professional Accountants, Bain Capital Mauritius, Suite 110, 10th Floor Ebene Heights Building, 34 Ebene Cybercity Ebene, Mauritius

•	James Henry Hildebrandt, Managing Director, Bain Capital, 51/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

The following are each of the executive officers and directors of Twickenham Investment Private Limited and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Amit Kunal	168 Robinson Road #37-01 Capital Tower Singapore 068912	Senior Vice President, GIC Special Investments Private Limited	Singapore Citizen

Matthew Lim Oon Su	168 Robinson Road #37-01 Capital Tower Singapore 068912	Senior Vice President, GIC Special Investments Private Limited	Singapore Permanent Resident

The following are each of the executive officers and directors of GIC Special Investments Pte. Ltd. and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Dr Jeffrey Jaensubhakij	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen

Chan Hoe Yin	168 Robinson Road #37-01 Capital Tower Singapore 068912	Director, Investment Services Private Markets & Finance, GIC	Singapore Citizen

Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Chief Executive Officer, GIC	Singapore Citizen

Deanna Ong Aun Nee	168 Robinson Road #37-01 Capital Tower Singapore 068912	Chief People Officer (HR), GIC	Singapore Citizen

The following are each of the executive officers and directors of GIC Private Limited and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Lee Hsien Loong	Prime Minister’s Office Istana Annexe Singapore 238823	Prime Minister	Singapore Citizen

Teo Chee Hean	Ministry of Home Affairs New Phoenix Park 28 Irrawaddy Road Singapore 329560	Senior Minister & Coordinating Minister for National Security	Singapore Citizen

Tharman Shanmugaratnam	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Senior Minister & Coordinating Minister for Social Policies	Singapore Citizen

Lim Hng Kiang	Ministry of Trade & Industry 100 High Street #10-01 The Treasury Singapore 179434	Special Advisor to Ministry of Trade & Industry	Singapore Citizen

Heng Swee Keat	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Deputy Prime Minister and Minister for Finance	Singapore Citizen

Lawrence Wong	5 Maxwell Road #21-00 & #22-00 Tower Block, MND Complex Singapore 069110	Minister for National Development and Second Minister for Finance	Singapore Citizen

Peter Seah Lim Huat	12 Marina Boulevard Marina Bay Financial Centre Tower 3, Level 45 Singapore 018982	Chairman, DBS Group Holdings Ltd	Singapore Citizen

Ang Kong Hua	30 Hill Street #05-04 Singapore 179360	Chairman, Sembcorp Industries Ltd	Singapore Citizen

Chew Choon Seng	c/o 168 Robinson Road #37-01 Capital Tower Singapore 068912	Former Chairman, Singapore Exchange Ltd	Singapore Citizen

Hsieh Fu Hua	National University of Singapore University Hall Lee Kong Chian Wing, UHL #06-01 21 Lower Kent Ridge Road Singapore 119077	Secretariat of the Board of Trustees	Singapore Citizen

Loh Boon Chye	2 Shenton Way #02-02 SGX Centre 1 Singapore 068804	Chief Executive Officer, Singapore Exchange Ltd	Singapore Citizen

Gautam Banerjee	Marina Bay Financial Centre Tower 2 Suite 13-01/02, Marina Boulevard Singapore 018983	Chairman, Blackstone Singapore	Singapore Citizen

S. Dhanabalan	60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Member, Council of Presidential Advisers	Singapore Citizen

Koh Boon Hwee	c/o 03-13 Orchard Parade Hotel 1 Tanglin Road Singapore 247905	Chairman, Far East Orchard Limited	Singapore Citizen

Dr Tony Tan Keng Yam	168 Robinson Road #37-01 Capital Tower Singapore 068912	Special Advisor, GIC	Singapore Citizen

Seck Wai Kwong	10 Marina Boulevard #32-01 Marina Bay Financial Centre Tower 2 Singapore 018983	Chief Executive Officer, Asia Pacific Eastspring Investments (Singapore) Limited	Singapore Citizen

Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Chief Executive Officer, GIC	Singapore Citizen

Dr Jeffrey Jaensubhakij	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen

INDEX TO EXHIBITS

Exhibit R	Underwriting Agreement, dated November 21, 2019, by and among the Issuer, the Selling Shareholders and the Underwriter (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2019).